FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending January 6, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: January 6, 2004                                          By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                              Directors' Interests

I give below details of changes in the directors' interests in the Ordinary Shares and ADS Shares of GlaxoSmithKline plc.

On 31 December 2003, the following Non-Executive Directors were provisionally allocated the following awards over Ordinary Shares and American Depository Shares (ADS's) in the Company through the Annual Re-investment of Dividends paid throughout 2003, as listed below:

SmithKline Beecham Non-Executive Directors Retainer Fee and Share Allocation Award - Annual Dividend Reinvestment

Non-Executive Director    No. of      Average Price    No. of ADS's   Average
                          Ordinary       (pound)                      Price ($)
                          Shares
Sir Christopher Hogg      30.077         12.76
Mr D McHenry                                             13.155        46.183
Sir Ian Prosser           30.077         12.76
Dr Lucy Shapiro           48.871         12.76           13.155        46.183


GlaxoSmithKline Non-Executive Directors Automatic Share Award and Elected Share Award - Annual Dividend Reinvestment

Non-Executive Director    No. of       Average Price    No. of ADS's   Average
                          Ordinary       (pound)                       Price($)
                          Shares
Sir Christopher Hogg      327.877        12.76
Dr Michele Barzach         67.265        12.76
Sir Peter Job             245.375        12.76
Mr J McArthur                                             43.635        46.183
Mr D McHenry                                              29.440        46.183
Sir Ian Prosser           157.948        12.76
Dr Ronaldo Schmitz        153.805        12.76
Dr Lucy Shapiro                                           29.440        46.183

The Company was notified of this information on 5th January 2003.

S M Bicknell
Company Secretary
6th January 2004